Final Term Sheet

Filed pursuant to Rule 433

Dated November 2, 2012

Relating to

Prospectus Supplement dated November 2, 2012 to

Registration Statement No. 333-183150

$ 400,000,000 1.05% Notes due 2017

$ 300,000,000 3.55% Notes due 2042

Issuer:	Praxair, Inc.

Trade Date:	November 2, 2012

Original Issue Date (Settlement Date):	November 7, 2012

	2017 Notes	2042 Notes

Title of Securities:	1.05% Notes due 2017	3.55% Notes due 2042

Principal Amount:	$ 400,000,000	$ 300,000,000

CUSIP / ISIN:	74005PBC7 / US74005PBC77	74005P BD5 / US74005PBD50

Maturity Date:	November 7, 2017	November 7, 2042

Benchmark Treasury:	T 0.75% due October 31, 2017	T 3.00% due May 15, 2042

Benchmark Treasury Price and Yield:	100-03+ and 0.728%	101-28+ and 2.904%

Spread to Benchmark Treasury:	33 basis points	68 basis points

Yield to Maturity:	1.058%	3.584%

Interest Rate:	1.05% per annum	3.55% per annum

Public Offering Price (Issue Price):	99.961% of the Principal Amount thereof	99.378% of the Principal Amount thereof

Interest Payment Dates:	Semi-annually in arrears on each May 7 and November 7 commencing May 7, 2013	Semi-annually in arrears on each May 7 and November 7 commencing May 7, 2013

Redemption Provisions:

Make-Whole Call:	Treasury Rate plus 5 basis points	Treasury Rate plus 10 basis points prior to May 7, 2042

Par Call:	N/A	On or after May 7, 2042

Joint Bookrunners:	Citigroup Global Markets Inc. Deutsche Bank Securities Inc. RBS Securities Inc.
Co-Managers:

BNY Mellon Capital Markets, LLC

HSBC Securities (USA) Inc.

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

Mitsubishi UFJ Securities (USA), Inc.

Santander Investment Securities Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc., toll free at 1-800-831-9146, Deutsche Bank Securities Inc., toll free at 1-800-503-4611 or RBS Securities Inc., toll free at 1-866-884-2071.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.